SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)
TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LIN TV CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.01 Par Value Per Share,
(Title of Class of Securities)

532 774 106
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Gary R. Chapman
Chief Executive Officer
LIN TV Corp.
Four Richmond Square, Suite 200
Providence, Rhode Island 02906
(401) 454-2880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)
With a copy to:
Thomas S. Ward, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Telephone: (617) 526-6000
Telecopy: (617) 526-5000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$69,738,940	$8,209

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,094,008 shares of class A common stock of LIN TV Corp. having a weighted average exercise price of $22.54 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $117.70 per $1,000,000 of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.
            The information set forth under “Summary Term Sheet” in the document entitled “Offer to Exchange Outstanding Stock Options,” dated November 21, 2005 (as amended from time to time, the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a)	The name of the issuer is LIN TV Corp., a Delaware corporation (the “Company”), and the address and telephone number of its principal executive office is Four Richmond Square, Suite 200, Providence, Rhode Island 02906, (401) 454-2880. The information set forth in the Offer to Exchange under Section 9 (“Information About LIN TV; Summary Financial Information; Risk Factors”) is incorporated herein by reference.

(b)	This Tender Offer Statement on Schedule TO relates to the solicitation by the Company of elections to exchange options (the “Options”) outstanding under the Company’s Amended and Restated 2002 Stock Plan (the “2002 Plan”), Amended and Restated 2002 Non-Employee Director Stock Plan (the “Non-Employee Director Plan”) and 1998 Stock Option Plan (the “1998 Plan”) and the Sunrise Television Corp. 2002 Stock Option Plan (the “Sunrise Plan” and, collectively with the 2002 Plan, the Non-Employee Director Plan and the 1998 Plan, the “Option Plans”) to purchase shares (the “Option Shares”) of the Company’s class A common stock, $0.01 par value per share (“Common Stock”), for shares of restricted class A common stock (the “Restricted Stock”) that will be granted under and subject to the respective Option Plans, upon the terms and subject to the conditions described in the Offer to Exchange. This solicitation (the “Offer”) excludes the class of options held by option holders, other than the Company’s non-employee directors, who are not employees of the Company or one of its subsidiaries on the date the Offer expires (the “Offer Period”). In the aggregate, there are 3,094,008 shares of Common Stock underlying the Options covered in this Offer. If the Offer is accepted, for every three Option Shares surrendered, the Company will grant to the option holder one share of Restricted Stock, subject to the terms and conditions of the Offer to Exchange. The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Grant of Restricted Stock”) and Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock”) is incorporated herein by reference.

(c)	The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a)	The information set forth under Item 2(a) above and in Section 10 of the Offer to Exchange (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The Company is both the filing person and the subject company.
ITEM 4. TERMS OF THE TRANSACTION.
(a)	The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Surrendering Options”), Section 4 (“Change in Election”), Section 5 (“Acceptance of Options for Exchange and Grant of Restricted Stock”), Section 6 (“Conditions of This Offer”), Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock”), Section 9 (“Information About LIN TV; Summary Financial Information; Risk Factors”), Section 11 (“Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of This Offer; Termination; Amendment”) is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a)	The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)	The Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 2 (“Purpose of This Offer”) is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Grant of Restricted Stock”) and Section 11 (“Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer”) is incorporated herein by reference.

(c)	The information set forth in the Offer to Exchange under Section 2 (“Purpose of This Offer”) is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)	The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under Section 6 (“Conditions of This Offer”) and Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock”) is incorporated herein by reference.

(d)	Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)	The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.
ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)	Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a)	The information set forth in the Offer to Exchange under Section 9 (“Information About LIN TV; Summary Financial Information; Risk Factors”) and Section 16 (“Additional Information”), on pages F-1 through F-30 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2004, on pages 2 through 4 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2005, on pages 2 through 5 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2005 and on pages 2 through 4 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2005 is incorporated herein by reference. The Company’s book value per share was $16.90 as of September 30, 2005. (Book value per share equals the total stockholders’ equity divided by the total number of shares of common stock outstanding.)

(b)	Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a)	The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Not applicable.
ITEM 12. EXHIBITS.
(a)	(1) Offer to Exchange Outstanding Stock Options, dated November 21, 2005, including Summary Term Sheet.

(2) Form of Letter to Eligible Option Holders.

(3) Form of Election Form.

(4) Form of Change in Election Form.

(5) Form of Grant Detail Report.

(b)	Not applicable.

(d)	(1) Amended and Restated 2002 Stock Plan is incorporated herein by reference to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 4, 2005.

(2) Form of Restricted Stock Agreement pursuant to the Amended and Restated 2002 Stock Plan.

(3) Amended and Restated 2002 Non-Employee Director Stock Plan is incorporated herein by reference to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 4, 2005.

(4) Form of Restricted Stock Agreement pursuant to the Amended and Restated 2002 Non-Employee Director Stock Plan.

(5) Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on March 16, 2005 is incorporated herein by reference.

(6) Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005 filed with the Securities and Exchange Commission on May 6, 2005 is incorporated herein by reference.

(7) Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 filed with the Securities and Exchange Commission on August 9, 2005 is incorporated herein by reference.

(8) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005 filed with the Securities and Exchange Commission on November 9, 2005 is incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
(a)	Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LIN TV CORP.
By:	/s/ Gary R. Chapman
Gary R. Chapman
Chairman, President and Chief Executive Officer
Date: November 21, 2005

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)	Offer to Exchange Outstanding Stock Options, dated November 21, 2005, including Summary Term Sheet.

(a)(2)	Form of Letter to Eligible Option Holders.

(a)(3)	Form of Election Form.

(a)(4)	Form of Change in Election Form.

(a)(5)	Form of Grant Detail Report.

(d)(1)	Amended and Restated 2002 Stock Plan and Amended is incorporated herein by reference to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 4, 2005.

(d)(2)	Form of Restricted Stock Agreement pursuant to the Amended and Restated 2002 Stock Plan.

(d)(3)	Amended and Restated 2002 Non-Employee Director Stock Plan and Amended is incorporated herein by reference to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 4, 2005.

(d)(4)	Form of Restricted Stock Agreement pursuant to the Amended and Restated 2002 Non-Employee Director Stock Plan.

(d)(5)	Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on March 16, 2005 is incorporated herein by reference.

(d)(6)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005 filed with the Securities and Exchange Commission on May 6, 2005 is incorporated herein by reference.

(d)(7)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 filed with the Securities and Exchange Commission on August 9, 2005 is incorporated herein by reference.

(d)(8)	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005 filed with the Securities and Exchange Commission on November 9, 2005 is incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.